AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 1997
                                          SECURITIES ACT FILE NO. 333-19479
                                  INVESTMENT COMPANY ACT FILE NO. 811-07203


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ________________

                                SCHEDULE 13E-4
                        ISSUER TENDER OFFER STATEMENT
                    (PURSUANT TO SECTION 13(E)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)

                               AMENDMENT NO. 2

                 MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                               (NAME OF ISSUER)

                 MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

              SHARES OF COMMON STOCK, PAR VALUE $0.10 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                 59020H 10 4
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ARTHUR ZEIKEL
                 MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                            800 SCUDDERS MILL ROAD
                        PLAINSBORO, NEW JERSEY  08536
                                (609) 282-2800
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                  COPIES TO:


THOMAS R. SMITH, JR., ESQ.                   PATRICK D. SWEENEY, ESQ.
BROWN & WOOD LLP                             MERRILL LYNCH ASSET MANAGEMENT
ONE WORLD TRADE CENTER                       P.O. BOX 9011
NEW YORK, NEW YORK  10048-0557               PRINCETON, NEW JERSEY
08543-9011


                               OCTOBER 21, 1997
                      (DATE TENDER OFFER FIRST PUBLISHED
                      SENT OR GIVEN TO SECURITY HOLDERS)


     This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule 13E-4 of Merrill Lynch Municipal Strategy Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 2,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on October 21, 1997 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 and General Instruction D of Schedule 13E-4.

     The Offer terminated at 12:00 midnight, New York time, on November 18, 1997 (the "Expiration Date"). Pursuant to the Offer, 475,902.712 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $10.84 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $5,158,785.40.

                                  SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.



November 21, 1997        By   /s/ Terry K. Glenn
                             -----------------------------------------
                                   (Terry K. Glenn,
                                   Executive Vice President)


                               Brown & Wood LLP
                            One World Trade Center
                         New York, New York 10048-0557
                          Telephone:  (212) 839-5300
                          Facsimile:  (212) 839-5599



VIA ELECTRONIC FILING
---------------------

                                   November 21, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  Division of Investment Management

     Re:  Merrill Lynch Municipal Strategy Fund, Inc.
          Amendment No. 2 to Issuer Tender Offer Statement
          on Schedule 13E-4
          --------------------------------------------------
Dear Sirs:

     On behalf of Merrill Lynch Municipal Strategy Fund, Inc. (the "Fund"), transmitted herewith for filing pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 and Rule 13e-4(c)(3) thereunder is Amendment No. 2 to the Issuer Tender Offer Statement of the Fund on Schedule 13E-4. Amendment No. 2 constitutes the final amendment reporting the results of the issuer tender offer. The tender offer commenced on October 21, 1997 and terminated on November 18, 1997.

     Please direct any comments or questions with respect to this filing to the undersigned at (212) 839-5565.

                                   Very truly yours,


                                   /s/ Meaghan M. O'Toole
                                   -----------------------
Enclosure